[ENGLISH TRANSLATION OF GERMAN DOCUMENT. GERMAN VERSION IS CONTROLING]



                       Tenancy Agreement for Office Space


                                     between


                       Multilayer Technology GmbH & Co. KG
                             Herrenberger Strabe 110

                                71034 Boeblingen


             - referred to in the following as the "Multek Europe" -


                                       and

                              Hewlett-Packard GmbH
                             Herrenberger Strabe 130

                                 7030 Boeblingen

                    - referred to in the following as "HP" -


Preamble

The Parties have concluded a MASTER ASSET PURCHASE AGREEMENT, under which Hewlett-Packard GmbH intends to transfer its subdivision Printed Circuit Organization ("PRCO"), which is located in Building 1, Herrenberger Strabe 110, 71034 Boeblingen, to Multek Europe.

In the course of this transfer, Building 1 and the property of which it is part are to be sold to Multek Europe by HP. HP would, however, like to continue to use office space, warehouse space, kindergarden space and production facilities on the property.

HP will use commercially reasonable endeveaours to find other suitable space for the HP-Kindergarden.

In view of the foregoing, the Parties herewith agree:

1.   Leasing object

     Multek Europe shall lease HP a space of approximately 7,000 m squared n the main floor/in the second story/basement of the leasing object it owns and which is located at Herrenberger Strabe 110, 71034 Boeblingen. The situation, furnishing and design of the leased space and the collectively used space (including treatment room) are shown on the Drawings attached in Appendices 1, 2, and 3.

     Multek Europe shall be obliged to provide the facility management services including minor repairs, exchange of lights, cleaning, caretaker and gardener services etc as laid down in Appendix 4. In addition Multek Europe shall provide reception services (e.g. reception of HP-visitors in the common used lobby) to HP. In exchange the lump sum laid down in number 2 shall be paid. This lump sum shall mutually be modified if the respective utilization of the common used lobby by the parties changes (for the time being HP and Multek Europe each use half of the reception services based on the number of visitors).

     Employees of HP working at the space leased to HP as well as their visitors ("HP-Employees" in the following) may use the marked automobile parking lot on the real estate of Multek Europe.

     The usage of the collectively used space and the parking lot for automobiles shall be deemed to be paid for upon the payment of the rent (number 2).

     In addition HP is granted a right of access and use regarding the loading gates for incoming and outgoing goods as well as the goods-exchange-space of Multek Europe. In exchange the lump sum laid down in number 2 shall be paid. This lump sum shall mutually be modified if the ratio of use changes which is based on the respective use of the goods-exchange-space by HP and Multek Europe (for the time being HP uses 2/3, Multek Europe 1/3 of the loading gates). The operation of the loading gates will be done by a mutually agreed upon third party (for the time being Panalpina AG), which is separately engaged by Multek Europe and HP.

     Multek Europe guarantees that it will permit admission of HP-Employees to the on-premises cafeteria. The parties shall enter into a specific, separate agreement concerning the use of this cafeteria.

     As far as applicable the House Rules of Multek Europe shall be observed by the HP-Employees.

     The ratio of the use of the loading gates / goods-exchange-space as well as the ratio of utilization of the common used lobby will be subject to a quaterly review.

     The waste management regarding the HP-waste resulting out of production activities will be HP's responsibility. Regarding the waste management of the other waste the parties shall enter into a specific, separate agreement.



2.     Rent

2.1  The monthly rent shall be:

--------------------------- ------------------ ----------------------------- --------------------------
Production- and  Warehouse  2,936 m squared           DM 24.- / m squared                  70,464.- DM
space
Office space                4,031 m squared           DM 29.- / m squared                  116,899.- DM
Kindergarden                                                                                 4,000.- DM
Loading gates                                                                                3,600.- DM
Reception services                                                                           5,000.- DM
--------------------------- ------------------ ----------------------------- --------------------------
                                                                                  Sum:     199,963.- DM

The Value-Added Tax has to be added to the rent.

All additional expenses including facility management services described in Appendix 4 shall be deemed to have been paid upon payment of the rent. If the consumption costs deviate more than 10% from the costs laid down in Appendix 4 the parties shall agree on an adjustment of the rent.

2.2 The entire monthly rent shall be remitted in advance to the account of Multek Europe at the name of the Commerzbank Stuttgart, account no. 662 0404 (bank code (BLZ): 600 400 71) by the 3rd working day of each month.


3.   Commencement of tenancy / term of tenancy / termination

3.1 The tenancy relationship shall commence on November 1, 1998, but no earlier than effectiveness of the transfer of the subdivision PRCO from HP to Multek Europe ("Closing").

3.2 With respect to the rooms referred to in Appendix 1 as long as these rooms are used by HP-EMRO, the tenancy relationship shall be unlimited in time. Insofar it may be terminated in whole or in part by 18 months' prior notice to the end of each calendar quarter. Multek Europe is entitled to terminate the lease regarding the rooms referred to in Appendix 1 as long as these rooms are used by HP-EMRO in whole or in part by three months prior notice to the end of each month provided that Multek Europe offered replacement rooms located in the leasing object to HP which were accepted as a suitable replacement by HP in advance of the notification. HP will not unreasonably withheld such acceptance. Multek Europe shall bear all removal expenses.

3.3 With respect to the rooms referred to in Appendix 3, the tenancy relationship is limited to 07/31/1999. Upon HP's request and with Multek Europe's approval the tenancy relationship shall be extended insofar for one month respectively up to 10/31/1999 at the latest. Multek Europe shall not unreasonable withhold such approval. HP is entitled to terminate by three months' prior notice to the end of each month.

3.4 In all other cases the tenancy relationship is unlimited in time. Insofar it may be terminated by six months prior written notice to the end of each calendar quarter.

3.5  The termination notice has to be transmitted with registered mail.



4.   Option to lease additional space

4.1 Multek Europe shall grant HP the option to lease additional space as soon as the office space allows for an extension of the leased space provided that Multek Europe does not need the space for itself or an affiliated company.

4.2 Should HP make use of the above-stated rights in accordance with 4.1, the stipulations of this Agreement (e.g. regarding rent, fixed term of lease, periods of notice to terminate the Agreement, etc.) shall apply to the additional space and/or the parking lot accordingly.

5.   Transfer

     The transfer of the leasing object shall take place on the closing date. The agreed-upon rent shall be paid beginning with such date regardless of any assignment of the space in the buildings or other work which HP may undertake in the leasing object which may not yet have been completed.


6.   Maintenance of the leasing object

6.1 HP shall be obligated to treat the leasing object with care and only use it for the contractually stipulated purpose.

6.2 Upon termination of the Lease Agreement HP shall return the leased space in an impeccably clean condition. The leasing object must be in a condition which is commensurate with normal wear and tear upon its return.

     All  keys shall be returned.


7.   Advertising and notices

     HP shall be entitled to place illuminated notice signs in the leasing object along with easily visible signs of company names of HP at the entryway in mutual agreement with Multek Europe. HP may place a sign in the entryway indicating the new address of HP after HP moves out of the object.


8.   Competitors provision

8.1 Multek Europe may not lease any parts of the leasing object to any enterprise which is a competitor of HP Boeblingen nor allow it to be used in any other way by a competitor of HP Boeblingen.

8.2 Multek Europe shall ensure that other tenants of the leasing object do not sub-let the object to any enterprise which is a competitor of HP Boeblingen nor make such object available in any other way to a competitor of HP Boeblingen.

8.3  This section shall not apply to Multek Europe's affiliated companies.

9.   Facilities and equipment

9.1 HP may provide the leasing object or parts of the leasing object with its own facilities and equipment.

9.2 HP shall remove the facilities and equipment created by it upon the termination of the Lease Agreement if there is no other agreement concluded with Multek Europe on this subject prior to installation.

9.3 Upon termination of the Lease Agreement Multek Europe is entitled to purchase the active components of the Low Area network (as laid down in Appendix 5) as used by HP prior to termination at book value. Multek Europe shall take over the pasive components of the network upon termination of the Lease Agreement.

10.  Alterations and changes to the leasing object

10.1 HP has the right to build or otherwise make improvements upon the leased space, including the addition of its own furnishings and installations such as, for example, easily removable dividing walls, to the extent such improvements or additions do not involve structural or visible changes in the leased space and do not materially alter the use of the leased space as office space, warehouse space, and production facility.

     HP must insofar restore the building to its original condition upon the termination of the Leasing Agreement.

10.2 Other alterations or changes in the building may only be undertaken with the consent of Multek Europe. Multek Europe may only refuse to provide consent for alterations to the building desired by HP if it is to be expected that these would endanger the leasing object or constitute a impingement on Multek Europe's operating interests.

     HP need insofar not restore the building to its original condition upon the termination of the Leasing Agreement.

10.3 Multek Europe may only undertake to alter or change the leasing object with the consent of HP. HP may only refuse to provide consent for alterations to the building desired by Multek Europe if it is to be expected that these would endanger the use of the leasing object by HP or constitute a impingement on HP's operating interests.


11.  Liability, insurance

11.1 Multek Europe shall conclude at a minimum a fire and water-pipe insurance and a building owner's liability insurance at conditions common in the Federal Republic of Germany for the leasing object in Multek Europe's capacity as owner of the building and at Multek Europe's own expense. Multek Europe shall maintain the insurance protection throughout the entire leasing period. Multek Europe shall waive any possible rights of recourse for damage which is covered by the above-stated insurance and which is caused through the negligence of HP or third parties who hold an exemption right from HP. This shall not apply if the damage incident has been caused by HP through willful or gross negligence. Multek Europe shall submit this contractual Agreement to its insurance companies as a precautionary measure.

11.2 The liability of Multek Europe shall be limited in scope and amount to the coverage of its liability insurance. This shall not apply in the case of deliberate intent.

11.3 The  insurance  of  objects   introduced  to  the  building  shall  be  the
     responsibility of HP.

11.4 HP shall not be liable for damage from the breakage of glass in or on the leasing object unless such damage has been caused by negligence of HP, persons employed by HP to fulfill its obligations, craftsmen, visitors, etc..

11.5 The Parties agree that the premiums for the insurance to be paid by Multek Europe shall be deemed to have been paid for upon the payment of the rent.

11.6 HP shall be liable for any chemical contaminations provided that these contaminations are caused by HP's activities in the leased space.

     HP shall indemnify and hold Multek Europe harmless from and against any claim arsing from or in connection with Multek Europe's operations which cause harm to the children or their nurses of the HP Kindergarten, whether in contract, in tort or otherwise. HP shall also reimburse Multek Europe for its additional insurance cost concerning the Kindergarten as long as HP uses the Kindergarten.

11.8 HP shall provide Multek Europe with a certificate of insurance also covering HP's operation of the HP Kindergarten on the leased premises.


12.  Subleasing

     Subject to Multek Europe's prior consent HP is entitled to sublease the leasing object as a whole or in parts or permit the use of it to third parties. This shall not apply in the case of a sublease to HP's affiliated companies.

     Multek Europe agrees to the subleasing to HP Kindergarten e.V.


13.  Miscellaneous

13.1 No subsidiary verbal agreements have been made pursuant to this Agreement. Any changes or amendments to this Agreement shall be subject to written confirmation by HP and Multek Europe and shall expressly refer to the fact that they are changes or amendments to the Agreement. These requirements pertaining to form may only be waived in writing.

13.2 The Parties shall be obligated to replace any stipulation of this Agreement which is invalid or ambiguous with a valid or unambiguous stipulation which comes as close to the economic purpose of such invalid or ambiguous stipulation as possible. This shall not affect the validity of the remaining stipulations.

13.3 The place of performance for all obligations arising under this Agreement shall be the location of the leasing object. The exclusive legal venue for all disputes arising in conjunction with the Agreement shall be Stuttgart.

13.4 The following are incorporated by reference in this Agreement:

     Appendix 1: Drawing of the offices, warehouse spaces, and production facilities of the EMRO department

     Appendix 2: Drawing of the remaining departments

     Appendix 3: Drawing of the Kindergarden

     Appendix 4: Facility Mangement Services

     Appendix 5: Active Components of LAN




Place, date ...................          Place, date ........................
On behalf of Multek Europe:              On behalf of HP: